

May 16, 2014

Via E-mail
Richard Qiangdong Liu
Chief Executive Officer
JD.com, Inc.
10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People's Republic of China

> **Re:** **JD.com, Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed May 9, 2014**
> **File No. 333-193650**

Dear Mr. Liu:

We have reviewed your registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary Consolidated Financial Data and Summary Operating Data, page 14

1. We note your disclosure in footnotes (1) and (2) to the table of summary consolidated balance sheet data on page 15 and elsewhere in the prospectus that you will recognize stock-based compensation of RMB37.6 million upon the redesignation of ordinary shares held by Max Smart Limited (excluding the shares you will issue to Max Smart Limited) and RMB66 million upon the redesignation of ordinary shares held by Max Smart Limited (including the shares you will issue to Max Smart Limited). Please explain to us your basis in GAAP for recognizing such compensation and tell us how you calculated the amount of stock-based compensation expense including and excluding the shares you will issue to Max Smart Limited.

Recent Developments, page 86

2. Please revise to provide reconciliations of the differences between the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP. Please refer to Item 10(e)(i)(B) of Regulation S-K.

Notes to the Consolidated Financial Statements, page F-8

2. Summary of significant accounting policies, page F-17

s. Revenue, page F-23

3. We note your disclosure in footnote 2(j) that you have arrangements with certain vendors to return unsold goods. As such, it appears your inventory risk has been mitigated through these arrangements. Additionally, we note that payments for purchased products are made either before delivery or upon delivery. As such, it appears your credit risk has been substantially mitigated when you collect amounts before delivery. Please provide us with your analysis of the guidance in ASC 605-45-45-3 through ASC 605-45-45-18 in situations where you have reported revenue gross and the conditions noted above exist. Please ensure your response also addresses instances where you return unsold products to the suppliers or receive inventory price protection from the suppliers through written agreements or common business practices and still recognize revenue on a gross basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Z. Julie Gao, Esq.
         Skadden, Arps, Slate, Meagher & Flom